Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" in the Prospectus and "Counsel and Independent Registered Public Accounting Firm" in the Statement of Additional Information included in Post-Effective Amendment Number 46 to the Registration Statement (Form N-1A, No 811-05904) of Elfun Government Money Market Fund.

We also consent to the incorporation by reference into the Statement of Additional Information of our report, dated February 27, 2020, on Elfun International Equity Fund, Elfun Trusts, Elfun Diversified Fund, Elfun Tax-Exempt Income Fund, Elfun Income Fund and Elfun Government Money Market Fund, included in the Annual Shareholder Report of Elfun Funds for the year ended December 31, 2019.

/s/ Ernst & Young LLP

Boston, Massachusetts

April 24, 2020